                                                                      EXHIBIT 12

                       AMERICAN INTERNATIONAL GROUP, INC.

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                         (IN THOUSANDS, EXCEPT RATIOS)

                                                     SIX MONTHS                  THREE MONTHS
                                                   ENDED JUNE 30,               ENDED JUNE 30,
                                              ------------------------     ------------------------
                                                 1997          1996           1997          1996
                                              ----------    ----------     ----------    ----------
Income before income taxes..................  $2,266,671    $1,925,779     $1,170,395    $1,008,024
Less -- Equity income of less than 50% owned
  persons...................................      66,147        56,687         40,954        30,443
Add -- Dividends from less than 50% owned
  persons...................................      16,565         4,981         13,104         2,396
                                              ----------    ----------     ----------    ----------
                                               2,217,089     1,874,073      1,142,545       979,977

Add --
  Fixed charges.............................     893,281       769,158        443,330       407,256
Less --
  Capitalized interest......................      23,778        24,694         11,927        12,774
                                              ----------    ----------     ----------    ----------
Income before income taxes and fixed
  charges...................................  $3,086,592    $2,618,537     $1,573,948    $1,374,459
                                              ==========    ==========     ==========    ==========
Fixed charges:
  Interest costs............................  $  856,179    $  731,896     $  424,779    $  388,625
  Rent expense*.............................      37,102        37,262         18,551        18,631
                                              ----------    ----------     ----------    ----------
     Total fixed charges....................  $  893,281    $  769,158     $  443,330    $  407,256
                                              ==========    ==========     ==========    ==========
Ratio of earnings to fixed charges..........        3.46          3.40           3.55          3.37

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* The proportion deemed representative of the interest factor.

     The ratio shown is significantly affected as a result of the inclusion of the fixed charges and operating results of AIG Financial Products Corp. and its subsidiaries (AIGFP). AIGFP structures borrowings through guaranteed investment agreements and engages in other complex financial transactions, including interest rate and currency swaps. In the course of its business, AIGFP enters into borrowings that are primarily used to purchase assets that yield rates greater than the rates on the borrowings with the intent of earning a profit on the spread and to finance the acquisition of securities utilized to hedge certain transactions. The pro forma ratios of earnings to fixed charges, which exclude the effects of the operating results of AIGFP, are 5.32 and 5.18 for the second quarter and 5.37 and 5.15 for the first six months of 1997 and 1996, respectively. As AIGFP will continue to be a subsidiary, AIG expects that these ratios will continue to be lower than they would be if the fixed charges and operating results of AIGFP were not included therein.